RALLY

Bill of Sale

As of February 12, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#98JORDAN2
Description:	1998 Upper Deck Michael Jordan Jersey Autograph Card graded BGS GEM MINT 9.5
Total Acquisition Cost:	$ 288,000.00
Consideration: Cash (%) Equity (%) Total	$ 288,000.00(100%) $ 0 (0%) $ 288,000.00(100%)